File No.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

FIDUS INVESTMENT CORPORATION, FIDUS CREDIT OPPORTUNITIES, L.P., FIDUS EQUITY OPPORTUNITIES FUND, L.P., FIDUS MEZZANINE CAPITAL, L.P., FIDUS MEZZANINE CAPITAL II, L.P., FIDUS MEZZANINE CAPITAL III, L.P., FIDUS MEZZANINE CAPITAL IV, L.P., FIC FUNDING, LLC, FIDUS INVESTMENT HOLDINGS, INC., AND FIDUS INVESTMENT ADVISORS, LLC

1603 Orrington Avenue, Suite 1005

Evanston, Illinois 60201

(847) 859-3940

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Edward H. Ross

Chief Executive Officer

Fidus Investment Corporation

1603 Orrington Avenue, Suite 1005

Evanston, Illinois 60201

(847) 859-3940

eross@fidusinv.com

Copies to:

Steven B. Boehm

Anne G. Oberndorf

Payam Siadatpour

Eversheds Sutherland (US) LLP

700 6th Street, N.W.

Washington, D.C. 20001

(202) 383-0100

anneoberndorf@eversheds-sutherland.us

August 28, 2026

I.	SUMMARY OF APPLCIATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on August 29, 2024 (the “Prior Order”)2 that was granted pursuant to Sections 17(d), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•

Fidus Investment Corporation (the “Existing Regulated Fund”), a corporation formed under the General Corporate Laws of the State of Maryland for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

•

Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of the Existing Regulated Fund.

•

Fidus Investment Advisors, LLC, and its successors[3] (the “Existing Adviser”), an investment adviser registered with the Commission under the Investment Advisers Act of 1940 (the “Advisers Act”), which serves as the investment adviser to the Existing Regulated Fund and the Existing Affiliated Funds (defined below);

•

The investment vehicles (as identified on Schedule B hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, the Existing Wholly-Owned Subsidiaries, and the Existing Adviser, the “Applicants”).[4]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	Fidus Investment Corporation, et al. (File No. 812-15496) Release No. IC-35289 (August 2, 2024) (notice), Release No. IC-35309 (August 29, 2024) (order).
[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
[4]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Existing Regulated Fund

The Existing Regulated Fund was organized under the General Corporate Laws of the state of Maryland on February 14, 2011, for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. The Existing Regulated Fund completed its initial public offering on June 24, 2011, and its common stock is traded on the NASDAQ Global Market under the symbol “FDUS.” The Existing Regulated Fund has elected and intends to qualify annually to be treated as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. The Existing Regulated Fund’s principal place of business is 1603 Orrington Avenue, Suite 1005, Evanston, Illinois 60201.

[5]

“Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (or series thereof, as applicable) (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[8]

“Adviser” means the Existing Adviser, and any other investment adviser controlling, controlled by, or under common control with the Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

The Existing Regulated Fund’s investment objective is to provide attractive risk-adjusted returns by generating both current income from its debt investments and capital appreciation from its equity related investments. The Existing Regulated Fund may invest in the equity securities of our portfolio companies, such as preferred stock, common stock, warrants and other equity interests, either directly or in conjunction with its debt investments. The Existing Regulated Fund has a five-member board (the “Existing Regulated Fund Board,” and, together with any Future Regulated Fund’s board of directors, the “Board”), of which three members are not “interested” persons of the Existing Fund within the meaning of Section 2(a)(19) of the 1940 Act.10

B.	The Existing Wholly-Owned Subsidiaries

Each of the Existing Wholly-Owned Subsidiaries is a direct or indirect wholly-owned subsidiary of the Existing Regulated Fund whose sole business purpose is to hold one or more investments on behalf of the Existing Regulated Fund. Each of the Existing Wholly-Owned Subsidiaries is a separate and distinct legal entity. The Existing Wholly-Owned Subsidiaries have investment objectives and strategies that are substantially the same as, or a subset of, those of the Existing Regulated Fund. The Existing Wholly-Owned Subsidiaries are not registered investment companies or business development companies.

C.	The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds, each of whose investment adviser is an Adviser and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act.11 A list of the Existing Affiliated Funds and their respective investment advisers is included on Schedule B hereto.

D.	Existing Adviser

The Existing Adviser was organized as a limited liability company under the laws of the state of Delaware, and is privately held.

The Existing Adviser is registered with the Commission as an investment adviser under the Advisers Act. The Existing Adviser manages the consolidated assets of the Existing Regulated Fund and serves as the investment adviser to the Existing Regulated Fund pursuant to the terms of an investment advisory agreement that has been approved by the Board. The Existing Adviser also advises the Existing Affiliated Funds.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.
[11]	In the future, an Existing Affiliated Fund may register as an investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end fund or closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). With respect to the Existing Adviser and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Adviser, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

[12]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

4. No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[14]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this application, a designated committee of the board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee’s decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the entire board of the Regulated Fund at the board’s next regularly-scheduled meeting.

[15]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

6. Dispositions

(a) Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7. Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

[18]	The Affiliated Entities may adopt shared Co-Investment Policies.
[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[20]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[21]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

[22]

See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Edward H. Ross

Chief Executive Officer

Fidus Investment Corporation

1603 Orrington Avenue, Suite 1005

Evanston, Illinois 60201

(847) 859-3940

eross@fidusinv.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Steven B. Boehm

Anne G. Oberndorf

Payam Siadatpour

Sara Sabour Nasseri, Esq.

Eversheds Sutherland (US) LLP

700 6th Street, N.W.

Washington, D.C. 20001

(202) 383-0100

anneoberndorf@eversheds-sutherland.us

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

The Applicants have caused this Application to be duly signed on their behalf on the 28th day of August, 2026.

FIDUS INVESTMENT CORPORATION

By:	/s/ Edward H. Ross
Name: Edward H. Ross
Title: Authorized Person

FIDUS INVESTMENT ADVISORS, LLC

By:	/s/ Edward H. Ross
Name: Edward H. Ross
Title: Authorized Person

EXISTING WHOLLY-OWNED SUBSIDIARIES

FIDUS MEZZANINE CAPITAL, L.P.
FIDUS MEZZANINE CAPITAL II, L.P.
FIDUS MEZZANINE CAPITAL III, L.P.
FIDUS MEZZANINE CAPITAL IV, L.P.
FIC FUNDING, LLC
FIDUS INVESTMENT HOLDINGS, INC.

By:	/s/ Edward H. Ross
Name: Edward H. Ross
Title: Authorized Person

EXISTING AFFILIATED FUNDS

FIDUS CREDIT OPPORTUNITIES, L.P.
FIDUS EQUITY OPPORTUNITIES FUND, L.P.

By:	/s/ Edward H. Ross
Name: Edward H. Ross
Title: Authorized Person

Exhibit A

Verification

The undersigned states that he has duly executed the attached Application, dated August 28, 2026, for and on behalf of the Applicants, as the case may be, that he holds the office with each such entity as indicated below, and that all actions by stockholders, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

FIDUS INVESTMENT CORPORATION

By:	/s/ Edward H. Ross
Name: Edward H. Ross
Title: Authorized Person

FIDUS INVESTMENT ADVISORS, LLC

By:	/s/ Edward H. Ross
Name: Edward H. Ross
Title: Authorized Person

EXISTING WHOLLY-OWNED SUBSIDIARIES

FIDUS MEZZANINE CAPITAL, L.P.
FIDUS MEZZANINE CAPITAL II, L.P.
FIDUS MEZZANINE CAPITAL III, L.P.
FIDUS MEZZANINE CAPITAL IV, L.P.
FIC FUNDING, LLC
FIDUS INVESTMENT HOLDINGS, INC.

By:	/s/ Edward H. Ross
Name: Edward H. Ross
Title: Authorized Person

EXISTING AFFILIATED FUNDS

FIDUS CREDIT OPPORTUNITIES, L.P.
FIDUS EQUITY OPPORTUNITIES FUND, L.P.

By:	/s/ Edward H. Ross
Name: Edward H. Ross
Title: Authorized Person

Exhibit B

Resolutions of the Board of Directors (the “Board”) of

Fidus Investment Corporation (the “Company”)

WHEREAS, the Board has reviewed the Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder; and

WHEREAS, the Board deems it advisable and in the best interest of the Company that the Company file the Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the Board shall be, and hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form provided to the Board;

FURTHER RESOLVED, that the Authorized Officers (as defined below) shall be, and hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Company in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action;

FURTHER RESOLVED, that all acts and things previously done by the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that each of Chief Executive Officer and Chief Financial Officer of the Company (the “Authorized Officers”) be, and hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officer may deem necessary and to identify by such Authorized Officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Schedule A – Existing Wholly-Owned Subsidiaries

Existing Wholly-Owned Subsidiaries of Fidus Investment Corporation

Fidus Mezzanine Capital, L.P.

Fidus Mezzanine Capital II, L.P.

Fidus Mezzanine Capital III, L.P.

Fidus Mezzanine Capital IV, L.P.

FIC Funding, LLC

Fidus Investment Holdings, Inc.

Schedule B – Existing Affiliated Funds

Existing Affiliated Funds Advised by Fidus Investment Advisors, LLC:

Fidus Credit Opportunities, L.P.

Fidus Equity Opportunities Fund, L.P.

Exhibit C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical Under Rule 0-5(e)(3)

File No.

~~File No. 812-15960~~

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

~~Keystone Private Income Fund, Keystone National Group, LLC, Keystone Private Market~~

~~Opportunities IX (Q), LP, Keystone Private Market Opportunities IX, LP, Keystone Real~~

~~Estate Lending Fund, LLC, Keystone Real Estate Investment Trust, LLC~~

FIDUS INVESTMENT CORPORATION, FIDUS CREDIT OPPORTUNITIES, L.P., FIDUS EQUITY

OPPORTUNITIES FUND, L.P., FIDUS MEZZANINE CAPITAL, L.P., FIDUS MEZZANINE CAPITAL II,

L.P., FIDUS MEZZANINE CAPITAL III, L.P., FIDUS MEZZANINE CAPITAL IV, L.P., FIC FUNDING,

LLC, FIDUS INVESTMENT HOLDINGS, INC., AND FIDUS INVESTMENT ADVISORS, LLC

~~60 E. South Temple~~1603 Orrington Avenue, Suite ~~2100~~1005

~~Salt Lake City, Utah 84111~~Evanston, Illinois 60201

(847) 859-3940

~~AMENDMENT NO. 2 TO THE~~ APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Edward H. Ross

Chief Executive Officer

Fidus Investment Corporation

1603 Orrington Avenue, Suite 1005

Evanston, Illinois 60201

(847) 859-3940

eross@fidusinv.com

~~J. Troy Beatty~~

~~General Counsel~~

~~60 E. South Temple, Suite 2100~~

~~Salt Lake City, Utah 84111~~

~~(925) 480-6050~~

~~troy@keystonenational.com~~

Copies to:

~~James E. Anderson~~

~~Haofei Liu~~

~~Willkie Farr & Gallagher LLP~~

~~1875 K St NW~~

~~Washington, DC 20006~~

~~(202) 303-1000~~

~~JAnderson@willkie.com~~

Steven B. Boehm

Anne G. Oberndorf

Payam Siadatpour

Eversheds Sutherland (US) LLP

700 6th Street, N.W.

Washington, D.C. 20001

(202) 383-0100

anneoberndorf@eversheds-sutherland.us

~~May 8~~August 28, 2026

~~UNITED STATES OF AMERICA~~

~~BEFORE THE~~

~~SECURITIES AND EXCHANGE COMMISSION~~

~~IN THE MATTER OF~~	~~:~~	~~AMENDMENT NO. 2 TO THE~~
	~~:~~	~~APPLICATION FOR AN ORDER~~
~~KEYSTONE PRIVATE INCOME FUND,~~	~~:~~	~~PURSUANT TO SECTIONS 17(d) AND~~
~~KEYSTONE NATIONAL GROUP, LLC,~~	~~:~~	~~57(i) OF THE INVESTMENT~~
~~KEYSTONE PRIVATE MARKET~~	~~:~~	~~COMPANY ACT OF 1940 AND RULE~~
~~OPPORTUNITIES IX (Q), LP,~~	~~:~~	~~17d-1 UNDER THE INVESTMENT~~
~~KEYSTONE PRIVATE MARKET~~	~~:~~	~~COMPANY ACT OF 1940~~
~~OPPORTUNITIES IX, LP, KEYSTONE~~	~~:~~	~~PERMITTING CERTAIN JOINT~~
~~REAL ESTATE LENDING FUND, LLC,~~	~~:~~	~~TRANSACTIONS OTHERWISE~~
~~KEYSTONE REAL ESTATE~~	~~:~~	~~PROHIBITED BY SECTIONS 17(d)~~
~~INVESTMENT TRUST, LLC~~	~~:~~	~~AND 57(a)(4) OF AND RULE 17d-1~~
	~~:~~	~~UNDER THE INVESTMENT~~
~~60 E. South Temple, Suite 2100~~	~~:~~	~~COMPANY ACT OF 1940~~
~~Salt Lake City, Utah 84111~~	~~:~~
~~:~~
~~File No. 812-15960~~	~~:~~

~~I.~~	~~SUMMARY OF APPLICATION~~

I.	SUMMARY OF APPLCIATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on August 29, 2024 (the “Prior Order”)2 that was granted pursuant to Sections 17(d), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

~~•~~

~~Keystone Private Income Fund, a Delaware statutory trust which is an externally managed, closed-end management investment company that is registered under the 1940 Act (“Existing Regulated Fund” or “KPIF”);~~

~~•~~

~~Keystone Private Market Opportunities IX (Q), LP, which is an entity whose investment adviser is Keystone National Group, LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act; (“KPMO IX Q”);~~

~~•~~

~~Keystone Private Market Opportunities IX, LP, which is an entity whose investment adviser is Keystone National Group, LLC and that would be an investment company but for Section 3(c)(1) of the 1940 Act (“KPMO IX”);~~

~~•~~

~~Keystone Real Estate Lending Fund, LLC, which is an entity whose investment adviser is Keystone National Group, LLC and that would be an investment company but for Section 3(c)(5) of the 1940 Act (“KRELF”);~~

•

~~Keystone Real Estate~~Fidus Investment ~~Trust, LLC, which is an entity whose investment adviser is Keystone National Group, LLC and that would be an~~Corporation (the “Existing Regulated Fund”), a corporation formed under the General Corporate Laws of the State of Maryland for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company ~~but for Section 3(c)(5) of~~that has elected to be regulated as a business development company (“BDC”) under the 1940 Act ~~(“KREIT” and, together with KPMO IX Q, KPMO IX, and KRELF, the “Existing Affiliated Entities”)~~; ~~and~~

•

Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of the Existing Regulated Fund.

•

~~Keystone National Group~~Fidus Investment Advisors, LLC, and its successors~~2~~[3] (~~collectively, “KNG~~the “Existing Adviser”), an investment adviser registered with the Commission under the Investment Advisers Act of 1940~~, as amended~~ (the “Advisers Act”), which serves as the investment adviser to ~~each of~~ the Existing Regulated Fund and the Existing Affiliated ~~Entities.~~Funds (defined below);

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	Fidus Investment Corporation, et al. (File No. 812-15496) Release No. IC-35289 (August 2, 2024) (notice), Release No. IC-35309 (August 29, 2024) (order).
~~2~~3	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

~~The Existing Regulated Fund, KNG and the Existing Affiliated Entities may be referred to herein as the “Applicants.”3~~

•

The investment vehicles (as identified on Schedule B hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, the Existing Wholly-Owned Subsidiaries, and the Existing Adviser, the “Applicants”).[4]

~~[3]~~

~~All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.~~

[4]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund~~4~~5 and one or more Affiliated Entities~~5~~6 to engage in Co-Investment Transactions~~6~~7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”~~7~~8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.~~8~~9

II.	~~II.~~ GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Existing Regulated Fund

~~[4]~~[5]

“Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (or series thereof, as applicable) (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only. The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub. In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

~~[5]~~[6]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser. To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

~~[6]~~[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
~~[7]~~[8]

“Adviser” means ~~KNG~~the Existing Adviser, and any other investment adviser controlling, controlled by, or under common control with ~~KNG~~the Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

~~[8]~~[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

The Existing Regulated Fund was organized under the General Corporate Laws of the state of Maryland on February 14, 2011, for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. The Existing Regulated Fund completed its initial public offering on June 24, 2011, and its common stock is traded on the NASDAQ Global Market under the symbol “FDUS.” The Existing Regulated Fund has elected and intends to qualify annually to be treated as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. The Existing Regulated Fund’s principal place of business is 1603 Orrington Avenue, Suite 1005, Evanston, Illinois 60201.

The Existing Regulated Fund’s investment objective is to provide attractive risk-adjusted returns by generating both current income from its debt investments and capital appreciation from its equity related investments. The Existing Regulated Fund may invest in the equity securities of our portfolio companies, such as preferred stock, common stock, warrants and other equity interests, either directly or in conjunction with its debt investments. The Existing Regulated Fund has a five-member board (the “Existing Regulated Fund Board,” and, together with any Future Regulated Fund’s board of directors, the “Board”), of which three members are not “interested” persons of the Existing Fund within the meaning of Section 2(a)(19) of the 1940 Act.10

B.	The Existing Wholly-Owned Subsidiaries

Each of the Existing Wholly-Owned Subsidiaries is a direct or indirect wholly-owned subsidiary of the Existing Regulated Fund whose sole business purpose is to hold one or more investments on behalf of the Existing Regulated Fund. Each of the Existing Wholly-Owned Subsidiaries is a separate and distinct legal entity. The Existing Wholly-Owned Subsidiaries have investment objectives and strategies that are substantially the same as, or a subset of, those of the Existing Regulated Fund. The Existing Wholly-Owned Subsidiaries are not registered investment companies or business development companies.

~~A.~~	~~Keystone Private Income Fund~~

~~KPIF was organized on August 27, 2019 as Keystone Private Income Fund, a Delaware statutory trust, and commenced operations on July 1, 2020. KPIF has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to so qualify. KPIF’s principal place of business is 60 E. South Temple, Suite 2100, Salt Lake City, Utah 84111.~~

~~KPIF’s primary investment objective is to produce current income. KNG manages the KPIF’s portfolio with a view toward producing current income, managing liquidity and protecting against downside scenarios. KNG serves as the primary investment adviser to KPIF.~~

~~KPIF has a 4-member board (the “KPIF Board”), of which 3 members are not “interested persons” of KPIF within the meaning of Section 2(a)(19) of the 1940 Act.9~~

~~B.~~	~~Keystone National Group, LLC~~

~~KNG serves as the investment adviser of the Existing Regulated Fund and the Existing Affiliated Entities, and either it or another Adviser will serve as the investment adviser to any Future Regulated Fund. KNG is a Delaware limited liability company that is registered with the Commission as an investment adviser under the Advisers Act. On the date of this Application, KNG’s clients that intend to rely on the Order are the Existing Regulated Fund and each of KRELF and KREIT, which will co-invest with KPIF.~~

[1][0]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.
~~[9]~~	~~The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.~~

~~KNG is a private markets investment manager providing diversified investment products and strategies with a focus on current income, contractual cash flows and strong downside protection. KNG is headquartered in Salt Lake City, Utah and also has an office in Dallas, Texas.~~

~~Under the terms of an investment advisory agreement with the Existing Regulated Fund, and each Existing Affiliated Entities, respectively, KNG will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Existing Regulated Fund’s officers and directors/trustees regularly.~~

C.	~~C.~~ The Existing Affiliated ~~Entities~~Funds

~~Each~~The Existing Affiliated ~~Entity is a Delaware limited liability company or limited partnership that is a privately-offered fund that would be an “~~Funds are investment funds, each of whose investment adviser is an Adviser and each of which would be an investment company~~”~~ but for Section 3(c)(~~1), Section 3(c)(5) or Section 3(c)(~~7) of the 1940 Act.~~10~~11 A list of the Existing Affiliated Funds and their respective investment advisers is included on Schedule B hereto.

D.	Existing Adviser

~~KPMO IX and KPMO IX Q were organized in July 2018 and March 2019, respectively, as Delaware limited partnerships. Their primary investment objective is to produce current income.~~

~~KRELF was organized in November 2014 as a Delaware limited partnership and reorganized in January 2024 as a Delaware limited liability company. KRELF’s primary investment objective is to produce current income.~~

~~KREIT~~The Existing Adviser was organized ~~in January 2024~~ as a ~~Delaware~~ limited liability company~~. KREIT’s primary investment objective is to produce current income and capital appreciation through select real estate investments~~ under the laws of the state of Delaware, and is privately held.

The Existing Adviser is registered with the Commission as an investment adviser under the Advisers Act. The Existing Adviser manages the consolidated assets of the Existing Regulated Fund and serves as the investment adviser to the Existing Regulated Fund pursuant to the terms of an investment advisory agreement that has been approved by the Board. The Existing Adviser also advises the Existing Affiliated Funds.

III.	~~III.~~ ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

~~[10]~~[11]	In the future, an Existing Affiliated ~~Entity~~Fund may register as an investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

A.	~~A.~~ Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”~~11~~12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	~~B.~~ Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to ~~a~~an open-end fund or closed-end fund~~,~~ or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). With respect to ~~KNG~~the Existing Adviser and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~KNG~~the Existing Adviser, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

~~[11]~~[12]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

C.	~~C.~~ Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. ~~1.~~ Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.~~12~~13

2. ~~2.~~ Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,~~13~~14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,~~14~~15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. ~~3.~~ Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.~~15~~16

~~[12]~~[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
~~[13]~~[14]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this application, a designated committee of the board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee’s decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the entire board of the Regulated Fund at the board’s next regularly-scheduled meeting.

~~[14]~~[15]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

~~[15]~~[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

4. ~~4.~~ No Remuneration. Any transaction fee~~16~~17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. ~~5.~~ Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.~~17~~18

6. ~~6.~~ Dispositions:

(a) ~~(a)~~ Prior to any Disposition~~18~~ 19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) ~~(b)~~ Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.~~19~~20

7. ~~7.~~ Board Oversight

(a) ~~(a)~~ Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) ~~(b)~~ Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

~~[16]~~[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
~~17~~[18]	The Affiliated Entities may adopt shared Co-Investment Policies.
~~18~~[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
~~19~~[20]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(c) ~~(c)~~ At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) ~~(d)~~ Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) ~~(e)~~ The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. ~~8.~~ Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).~~20~~21

9. ~~9.~~ In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. ~~IV.~~ STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. ~~A.~~ Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

~~20~~[21]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

B. ~~B.~~ Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule ~~17d-1~~17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V. ~~V.~~ PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).~~21~~22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI. ~~VI.~~ PROCEDURAL MATTERS

A. ~~A.~~ Communications

Please address all communications concerning this Application, the Notice and the Order to:

Edward H. Ross

Chief Executive Officer

Fidus Investment Corporation

1603 Orrington Avenue, Suite 1005

Evanston, Illinois 60201

(847) 859-3940

eross@fidusinv.com

~~B. Troy Beatty~~

~~General Counsel~~

~~60 E. South Temple, Suite 2100~~

~~Salt Lake City, Utah 84111~~

~~(925) 480-6050~~

~~troy@keystonenational.com~~

~~21~~22 See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Steven B. Boehm

Anne G. Oberndorf

Payam Siadatpour

Sara Sabour Nasseri, Esq.

Eversheds Sutherland (US) LLP

700 6th Street, N.W.

Washington, D.C. 20001

(202) 383-0100

anneoberndorf@eversheds-sutherland.us

~~James E. Anderson~~

~~Haofei Liu~~

~~Willkie Farr & Gallagher LLP~~

~~1875 K St NW~~

~~Washington, DC 20006~~

~~(202) 303-1000~~

~~JAnderson@willkie.com~~

B. ~~C.~~ Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of ~~the~~each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that ~~the Existing Regulated Fund and~~ each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to ~~Section~~Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he ~~or she~~ has duly executed the Application for and on behalf of the applicable entity listed; that he ~~or she~~ is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

The Applicants have caused this ~~Amendment No. 2 to the~~ Application to be duly signed on their behalf on the ~~8th~~28th day of ~~May~~August, 2026.

~~KEYSTONE PRIVATE INCOME FUND~~

~~By:~~	~~/s/ Brad Allen~~
~~Name:~~	~~Brad Allen~~
~~Title:~~	~~Treasurer (Principal Financial Officer)~~

~~KEYSTONE NATIONAL GROUP, LLC~~

~~By:~~	~~/s/ Brad Allen~~
~~Name:~~	~~Brad Allen~~
~~Title:~~	~~Managing Partner and Chief Financial Officer~~

~~KEYSTONE PRIVATE MARKET OPPORTUNITIES IX (Q), LP~~

~~By:~~	~~/s/ Brad Allen~~
~~Name:~~	~~Brad Allen~~
~~Title:~~	~~Manager~~

~~KEYSTONE PRIVATE MARKET OPPORTUNITIES IX, LP~~

~~By:~~	~~/s/ Brad Allen~~
~~Name:~~	~~Brad Allen~~
~~Title:~~	~~Manager~~

~~KEYSTONE REAL ESTATE LENDING FUND, LLC~~

~~By:~~	~~/s/ Brad Allen~~
~~Name:~~	~~Brad Allen~~
~~Title:~~	~~Manager~~

~~KEYSTONE REAL ESTATE INVESTMENT TRUST, LLC~~

~~By:~~	~~/s/ Brad Allen~~
~~Name:~~	~~Brad Allen~~
~~Title:~~	~~Manager~~

FIDUS INVESTMENT CORPORATION

By:	/s/ Edward H. Ross
	Name:	Edward H. Ross
	Title:	Authorized Person

FIDUS INVESTMENT ADVISORS, LLC

By:	/s/ Edward H. Ross
	Name:	Edward H. Ross
	Title:	Authorized Person

EXISTING WHOLLY-OWNED SUBSIDIARIES

FIDUS MEZZANINE CAPITAL, L.P. FIDUS MEZZANINE CAPITAL II, L.P. FIDUS MEZZANINE CAPITAL III, L.P. FIDUS MEZZANINE CAPITAL IV, L.P. FIC FUNDING, LLC
FIDUS INVESTMENT HOLDINGS, INC.

By:	/s/ Edward H. Ross
	Name:	Edward H. Ross
	Title:	Authorized Person

EXISTING AFFILIATED FUNDS

FIDUS CREDIT OPPORTUNITIES, L.P. FIDUS EQUITY OPPORTUNITIES FUND, L.P.

By:	/s/ Edward H. Ross
	Name:	Edward H. Ross
	Title:	Authorized Person

~~VERIFICATION~~Exhibit A

Verification

~~Each of the~~The undersigned states that he has duly executed the attached ~~Amendment No. 2 to the~~ Application, dated ~~as of May 8~~August 28, 2026, for and on behalf of the ~~entities listed below;~~Applicants, as the case may be, that he holds the office with each such entity as indicated below, and that all ~~action by~~actions by stockholders, officers, directors, ~~officers, stockholders, general partners, trustees or members of each entity and any other body~~and other bodies necessary to authorize the undersigned to execute and file such ~~instrument has~~Application have been taken. ~~Each of the~~The undersigned further states that he is familiar with ~~such~~the instrument~~,~~ and the contents thereof, and that the facts ~~therein~~ set forth therein are true to the best of his or her knowledge, information, and belief.

~~KEYSTONE PRIVATE INCOME FUND~~

~~By:~~	~~/s/ Brad Allen~~
~~Name:~~	~~Brad Allen~~
~~Title:~~	~~Treasurer (Principal Financial Officer)~~

~~KEYSTONE NATIONAL GROUP, LLC~~

~~By:~~	~~/s/ Brad Allen~~
~~Name:~~	~~Brad Allen~~
~~Title:~~ 	~~Managing Partner and Chief Financial Officer~~

~~KEYSTONE PRIVATE MARKET OPPORTUNITIES IX (Q), LP~~

~~By:~~	~~/s/ Brad Allen~~
~~Name:~~	~~Brad Allen~~
~~Title:~~	~~Manager~~

~~KEYSTONE PRIVATE MARKET OPPORTUNITIES IX, LP~~

~~By:~~	~~/s/ Brad Allen~~
~~Name:~~	~~Brad Allen~~
~~Title:~~ 	~~Manager~~

~~KEYSTONE REAL ESTATE LENDING FUND, LLC~~

~~By:~~	~~/s/ Brad Allen~~
~~Name:~~	~~Brad Allen~~
~~Title:~~	~~Manager~~

~~KEYSTONE REAL ESTATE INVESTMENT TRUST, LLC~~

~~By:~~	~~/s/ Brad Allen~~
~~Name:~~	~~Brad Allen~~
~~Title:~~ 	~~Manager~~

FIDUS INVESTMENT CORPORATION

By:	/s/ Edward H. Ross
	Name:	Edward H. Ross
	Title:	Authorized Person

FIDUS INVESTMENT ADVISORS, LLC

By:	/s/ Edward H. Ross
	Name:	Edward H. Ross
	Title:	Authorized Person

EXISTING WHOLLY-OWNED SUBSIDIARIES

FIDUS MEZZANINE CAPITAL, L.P. FIDUS MEZZANINE CAPITAL II, L.P. FIDUS MEZZANINE CAPITAL III, L.P. FIDUS MEZZANINE CAPITAL IV, L.P. FIC FUNDING, LLC
FIDUS INVESTMENT HOLDINGS, INC.

By:	/s/ Edward H. Ross
	Name:	Edward H. Ross
	Title:	Authorized Person

EXISTING AFFILIATED FUNDS

FIDUS CREDIT OPPORTUNITIES, L.P. FIDUS EQUITY OPPORTUNITIES FUND, L.P. ~~EXHIBIT A~~

By:	/s/ Edward H. Ross
	Name:	Edward H. Ross
	Title:	Authorized Person

~~Resolutions Adopted by the Board of Trustees of Keystone Private Income Fund~~

~~Approval of Filing Section 17(d) Application for Co-Investment Relief~~

Exhibit B

Resolutions of the Board of Directors (the “Board”) of

Fidus Investment Corporation (the “Company”)

WHEREAS, the Board ~~of Trustees of the Keystone Private Income Fund (the “Fund”) deems it is advisable and in the best interest of the Fund to file with~~ has reviewed the Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (~~the “Commission”) an application for an order~~the “SEC”) pursuant to Sections 17(d) ~~and~~ and 57(i) ~~of~~ of the Investment Company Act of 1940, as amended (~~the “~~the “1940 Act”), and ~~Rule 17d~~Rule 17d-1 ~~promulgated~~ thereunder ~~(the “Application”), to authorize the entering into of~~permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) ~~and~~ and 57(a)(4) ~~of~~ of the 1940 Act and ~~Rule 17d~~Rule 17d-1 ~~promulgated~~ thereunder~~,~~; and

WHEREAS, the Board deems it advisable and in the best interest of the Company that the Company file the Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the ~~officers of Keystone National Group, LLC and the Fund be, and each of them~~Board shall be, and hereby is, authorized, empowered and directed ~~on behalf of~~, in the ~~Fund and in its~~ name and on behalf of the ~~Fund~~Company, to ~~prepare, execute, and~~ cause to be executed, delivered and filed with the ~~Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~SEC the Exemptive Application, in substantially the form provided to the Board;

FURTHER RESOLVED, that the ~~officers of the Fund be, and each of them~~Authorized Officers (as defined below) shall be, and hereby ~~is~~are, authorized, empowered and directed ~~to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable~~, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Company in order to effectuate the ~~intent of the~~ foregoing ~~resolution; and it is further~~, such determination to be conclusively evidenced by the taking of any such action;

FURTHER RESOLVED, that ~~any and all actions previously taken by the Fund or any of its trustees or officers~~all acts and things previously done by the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the ~~actions contemplated by the~~ foregoing resolutions ~~be, and each of them hereby is~~are in all respects authorized, ratified, ~~confirmed,~~ approved, confirmed and adopted ~~in all respects~~ as ~~and for~~ the acts and deeds by and on behalf of the ~~Fund.~~Company; and

FURTHER RESOLVED, that each of Chief Executive Officer and Chief Financial Officer of the Company (the “Authorized Officers”) be, and hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officer may deem necessary and to identify by such Authorized Officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Schedule A – Existing Wholly-Owned Subsidiaries

Existing Wholly-Owned Subsidiaries of Fidus Investment Corporation

Fidus Mezzanine Capital, L.P.

Fidus Mezzanine Capital II, L.P.

Fidus Mezzanine Capital III, L.P.

Fidus Mezzanine Capital IV, L.P.

FIC Funding, LLC

Fidus Investment Holdings, Inc.

[Different first page setting changed from off in original to on in modified.].

Schedule B – Existing Affiliated Funds

Existing Affiliated Funds Advised by Fidus Investment Advisors, LLC:

Fidus Credit Opportunities, L.P.

Fidus Equity Opportunities Fund, L.P.

[Different first page setting changed from off in original to on in modified.].

[Different first page setting changed from off in original to on in modified.].

Exhibit C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical Under Rule 0-5(e)(3)

[Different first page setting changed from off in original to on in modified.].

File No.

~~File No. 812-15805~~

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

~~BLUEROCK PRIVATE REAL ESTATE FUND, BLUEROCK HIGH INCOME INSTITUTIONAL CREDIT FUND, BLUEROCK FUND ADVISOR, LLC AND BLUEROCK CREDIT FUND ADVISOR, LLC~~

FIDUS INVESTMENT CORPORATION, FIDUS CREDIT OPPORTUNITIES, L.P., FIDUS EQUITY OPPORTUNITIES FUND, L.P., FIDUS MEZZANINE CAPITAL, L.P., FIDUS MEZZANINE CAPITAL II, L.P., FIDUS MEZZANINE CAPITAL III, L.P., FIDUS MEZZANINE CAPITAL IV, L.P., FIC FUNDING, LLC, FIDUS INVESTMENT HOLDINGS, INC., AND FIDUS INVESTMENT ADVISORS, LLC

~~919 Third~~1603 Orrington Avenue, ~~40th Floor~~Suite 1005

~~New York, NY 10022~~

~~(212) 843 -1601~~Evanston, Illinois 60201

(847) 859-3940

~~AMENDMENT NO. 4 TO THE~~ APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Edward H. Ross

Chief Executive Officer

Fidus Investment Corporation

1603 Orrington Avenue, Suite 1005

Evanston, Illinois 60201

(847) 859-3940

eross@fidusinv.com

~~Jason Emala, Esq.~~

~~Bluerock Asset Management, LLC~~

~~919 Third Avenue, 40th Floor~~

~~New York, NY 10022~~

~~Telephone: (212) 843-1601~~

Copies to:

~~Nicole Simon~~

~~Stradley Ronon Stevens & Young, LLP~~

~~100 Park Avenue, Suite 2000~~

~~New York, NY 10017~~

~~Telephone: (212) 812-4137~~

Steven B. Boehm

Anne G. Oberndorf

Payam Siadatpour

Eversheds Sutherland (US) LLP

700 6th Street, N.W.

Washington, D.C. 20001

(202) 383-0100

anneoberndorf@eversheds-sutherland.us

~~June 8~~August 28, 2026

~~UNITED STATES OF AMERICA~~

~~BEFORE THE~~

~~SECURITIES AND EXCHANGE COMMISSION~~

~~I.~~	~~SUMMARY OF APPLICATION~~

~~I.~~	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on August 29, 2024 (the “Prior Order”)~~2~~ that was granted pursuant to Sections 17(d), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

~~•~~	~~Bluerock Private Real Estate Fund (“BPRE”), an externally managed, non-diversified closed-end management investment company registered under the 1940 Act and listed on the New York Stock Exchange;~~

•

~~Bluerock High Income Institutional Credit Fund (“HI” and, together with BPRE,~~ Fidus Investment Corporation (the “Existing Regulated ~~Funds”), an externally managed~~Fund”), a corporation formed under the General Corporate Laws of the State of Maryland for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company ~~registered~~that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

•

Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of the Existing Regulated Fund.

~~•~~

~~Bluerock Fund Advisor, LLC~~Fidus Investment Advisors, LLC, and its successors~~2(“BFA”), an indirect, majority-owned subsidiary of BAM (as defined below) and the~~ [3] (the “Existing Adviser”), an investment adviser ~~to BPRE. BFA is~~ registered with the ~~SEC as an investment adviser~~Commission under the Investment Advisers Act of 1940 (the “Advisers Act”), which serves as the investment adviser to the Existing Regulated Fund and the Existing Affiliated Funds (defined below);

~~•~~

~~Bluerock Credit Fund Advisor, LLC and its successors (“CFA” and, together with the Existing Regulated Funds and BFA, the “Applicants”), an indirect, majority-owned subsidiary of BAM and the investment adviser to HI.~~3~~CFA is registered with the SEC as an investment adviser under the Advisers Act.~~

•

The investment vehicles (as identified on Schedule B hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, the Existing Wholly-Owned Subsidiaries, and the Existing Adviser, the “Applicants”).[4]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	Fidus Investment Corporation, et al. (File No. 812-15496) Release No. IC-35289 (August 2, 2024) (notice), Release No. IC-35309 (August 29, 2024) (order).
~~2~~	~~The term “successor,” as applied to each Adviser (as defined below), means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.~~
[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
~~3~~

~~All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions~~

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund~~4~~5 and one or more Affiliated Entities~~5~~6 to engage in Co-Investment Transactions~~6~~7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”~~7~~ 8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.~~8~~ 9

~~of the other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.~~
[4]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

~~4~~5

“Regulated Fund” means the Existing Regulated ~~Funds~~Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (or series thereof, as applicable) (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

~~[5]~~[6]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser. To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

~~[6]~~[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

II.	~~II.~~ GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Existing Regulated Fund

The Existing Regulated Fund was organized under the General Corporate Laws of the state of Maryland on February 14, 2011, for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. The Existing Regulated Fund completed its initial public offering on June 24, 2011, and its common stock is traded on the NASDAQ Global Market under the symbol “FDUS.” The Existing Regulated Fund has elected and intends to qualify annually to be treated as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. The Existing Regulated Fund’s principal place of business is 1603 Orrington Avenue, Suite 1005, Evanston, Illinois 60201.

~~Bluerock Asset Management, LLC (“BAM”), a Delaware limited liability company formed in 2022, and/or one or more of its affiliates (collectively with BAM, “Bluerock Control Entities”) have controlling interests in each of the Advisers, and thus may be deemed to indirectly control the Regulated Funds. However, the Bluerock Control Entities are holding companies; they do not currently offer investment advisory services to any person, are not expected to do so in the future, and will not be the source of any Co-Investment Transactions under the requested Order. Accordingly, none of the Bluerock Control Entities have been included as Applicants.~~

~~A.~~	~~BPRE~~

~~BPRE (formerly, Bluerock Total Income+ Real Estate Fund) is a Delaware statutory trust formed on May 25, 2012. BPRE is registered under the 1940 Act as a closed-end management investment company. BPRE commenced operations on October 22, 2012. BPRE’s common shares commenced trading on the New York Stock Exchange on December 16, 2025. BPRE is currently treated as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”).~~

~~BPRE’s primary~~The Existing Regulated Fund’s investment objective is to ~~generate~~provide attractive risk-adjusted returns by generating both current income ~~while secondarily seeking long-term~~from its debt investments and capital appreciation ~~with low to moderate volatility and low correlation to the broader markets.~~

from its equity related investments. The Existing Regulated Fund may invest in the equity securities of our portfolio companies, such as preferred stock, common stock, warrants and other equity interests, either directly or in conjunction with its debt investments. The Existing Regulated Fund ~~BPRE has a six-member board of trustees (the “BPRE Board”), of which four members are not “interested” persons of BPRE within the meaning of Section 2(a)(19) of the 1940 Act.9~~

~~7~~[8]

“Adviser” means ~~BFA, CFA~~the Existing Adviser, and any other investment adviser~~,~~ controlling, controlled by, or under common control with ~~BFA and/or CFA~~the Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

~~[8]~~[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

~~B.~~	~~HI~~

~~HI is a Delaware statutory trust formed on August 19, 2021. HI is registered under the 1940 Act as a closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. HI commenced operations on June 21, 2022. HI is currently treated as a regulated investment company under Sub-Chapter M of the Code.~~

~~HI’s primary investment objective is to generate high current income, while secondarily seeking attractive, long-term risk-adjusted returns, with low correlation to the broader markets.~~

~~HI~~ has a ~~six-member~~five-member board ~~of trustees~~ (the “~~HI~~Existing Regulated Fund Board~~’’~~,” and, together with ~~the BPRE Board, and~~ any Future Regulated Fund’s board of directors, the “Board”), of which ~~four~~three members are not “interested” persons of ~~HI~~the Existing Fund within the meaning of Section 2(a)(19) of the 1940 Act.10

~~C.~~	~~BFA and CFA~~

~~BFA is a Delaware limited liability company formed on May 11, 2012. BFA is registered with the SEC as an investment adviser under the Advisers Act. BFA is an indirect, majority-owned subsidiary of BAM and serves as investment adviser to BPRE.~~

B.	The Existing Wholly-Owned Subsidiaries

Each of the Existing Wholly-Owned Subsidiaries is a direct or indirect wholly-owned subsidiary of the Existing Regulated Fund whose sole business purpose is to hold one or more investments on behalf of the Existing Regulated Fund. Each of the Existing Wholly-Owned Subsidiaries is a separate and distinct legal entity. The Existing Wholly-Owned Subsidiaries have investment objectives and strategies that are substantially the same as, or a subset of, those of the Existing Regulated Fund. The Existing Wholly-Owned Subsidiaries are not registered investment companies or business development companies.

C.	The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds, each of whose investment adviser is an Adviser and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act.11 A list of the Existing Affiliated Funds and their respective investment advisers is included on Schedule B hereto.

D. Existing Adviser

The Existing Adviser was organized as a limited liability company under the laws of the state of Delaware, and is privately held.

~~9~~	~~The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.~~

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.
[11]	In the future, an Existing Affiliated Fund may register as an investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

~~CFA is a Delaware limited liability company formed on November 29, 2017. CFA~~The Existing Adviser is registered with the ~~SEC~~Commission as an investment adviser under the Advisers Act. ~~CFA is an indirect, majority-owned subsidiary of BAM~~The Existing Adviser manages the consolidated assets of the Existing Regulated Fund and serves as the investment adviser to ~~HI.~~ the Existing Regulated Fund pursuant to ~~Under~~ the terms of an investment advisory agreement ~~with BPRE and HI, BFA and CFA, respectively, will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to each Existing Regulated Fund’s officers and directors regularly.~~that has been approved by the Board. The Existing Adviser also advises the Existing Affiliated Funds.

III.	~~III.~~ ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	~~A.~~ Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”~~10~~12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

~~10~~[12]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

B.	~~B.~~ Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end fund or closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~BFA and CFA are each majority-owned by BAM, are under common control, and are thus affiliated persons of each other.~~

With ~~Accordingly, with~~ respect to ~~BFA and CFA~~the Existing Adviser and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~BFA, CFA~~the Existing Adviser, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

C.	~~C.~~ Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. ~~1.~~ Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.~~11~~13

2. ~~2.~~ Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,~~12~~14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,~~13~~15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

~~[11]~~[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
~~[12]~~[14]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this application, a designated committee of the board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee’s

3. ~~3.~~ Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.~~14~~16

4. ~~4.~~ No Remuneration. Any transaction fee~~15~~ 17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. ~~5.~~ Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.~~16~~18 decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the entire board of the Regulated Fund at the board’s next regularly-scheduled meeting.
~~13~~[15]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

~~14~~[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
~~15~~[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
~~16~~[18]	The Affiliated Entities may adopt shared Co-Investment Policies.
~~17~~[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

6.	~~6.~~ Dispositions:

(a) ~~(a)~~ Prior to any Disposition~~17~~19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) ~~(b)~~ Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.~~18~~20

7.	~~7.~~ Board Oversight

(a) ~~(a)~~ Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) ~~(b)~~ Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) ~~(c)~~ At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) ~~(d)~~ Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) ~~(e)~~ The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. ~~8.~~ Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).~~19~~21

~~18~~[20]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

~~19~~[21]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

9. ~~9.~~ In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	~~IV.~~ STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	~~A.~~ Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	~~B.~~ Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule ~~17d-1~~17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	~~V.~~ PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).~~20~~22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

~~20~~[22]

See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

VI.	~~VI.~~ PROCEDURAL MATTERS

A.	~~A.~~ Communications

Please address all communications concerning this Application, the Notice and the Order to:

Edward H. Ross

Chief Executive Officer

Fidus Investment Corporation

1603 Orrington Avenue, Suite 1005

Evanston, Illinois 60201

(847) 859-3940

eross@fidusinv.com

~~Jason Emala, Esq.~~

~~Bluerock Asset Management, LLC~~

~~919 Third Avenue, 40th Floor~~

~~New York, NY 10022~~

~~Telephone: (212) 843-1601~~

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Steven B. Boehm

Anne G. Oberndorf

Payam Siadatpour

Sara Sabour Nasseri, Esq.

Eversheds Sutherland (US) LLP

700 6th Street, N.W.

Washington, D.C. 20001

(202) 383-0100

anneoberndorf@eversheds-sutherland.us

~~Nicole Simon~~

~~Stradley Ronon Stevens & Young, LLP~~

~~100 Park Avenue, Suite 2000~~

~~New York, NY 10017~~

~~Telephone: (212) 812-4137~~

B.	~~B.~~ Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

The Applicants have caused this ~~Amendment No. 4 to the~~ Application to be duly signed on their behalf on the ~~8th~~28th day of ~~June~~August, 2026.

~~Bluerock Private Real Estate Fund (formerly, Bluerock Total Income+ Real Estate Fund)~~

~~By:~~	~~/s/ Jordan Ruddy~~
~~Name:~~	~~Jordan Ruddy~~
~~Title:~~	~~President~~

~~Bluerock High Income Institutional Credit Fund~~

~~By:~~	~~/s/ Jordan Ruddy~~
~~Name:~~	~~Jordan Ruddy~~
~~Title:~~	~~President~~

FIDUS INVESTMENT CORPORATION

By:	/s/ Edward H. Ross
Name: Edward H. Ross
Title: Authorized Person

FIDUS INVESTMENT ADVISORS, LLC

By:	/s/ Edward H. Ross
Name: Edward H. Ross
Title: Authorized Person

EXISTING WHOLLY-OWNED SUBSIDIARIES

FIDUS MEZZANINE CAPITAL, L.P. FIDUS MEZZANINE CAPITAL II, L.P. FIDUS MEZZANINE CAPITAL III, L.P. FIDUS MEZZANINE CAPITAL IV, L.P. FIC FUNDING, LLC FIDUS INVESTMENT HOLDINGS, INC.

~~Bluerock Fund Advisor, LLC~~

~~By:~~	~~/s/ Jordan Ruddy~~
~~Name:~~	~~Jordan Ruddy~~
~~Title:~~	~~President~~

By:	/s/ Edward H. Ross
Name: Edward H. Ross
Title: Authorized Person

EXISTING AFFILIATED FUNDS FIDUS CREDIT OPPORTUNITIES, L.P. FIDUS EQUITY OPPORTUNITIES FUND, L.P.

By:	/s/ Edward H. Ross
Name: Edward H. Ross
Title: Authorized Person

~~Bluerock Credit Fund Advisor, LLC~~

~~By:~~	~~/s/ Jordan Ruddy~~
~~Name:~~	~~Jordan Ruddy~~
~~Title:~~	~~President~~

~~VERIFICATION~~

Exhibit A

Verification

The undersigned states that he has duly executed the ~~foregoing~~attached Application, dated August 28, 2026, for and on behalf of ~~Bluerock Private Real Estate Fund (formerly, Bluerock Total Income+ Real Estate Fund) that he is the President of~~the Applicants, as the case may be, that he holds the office with each such entity as indicated below, and that all ~~action by~~actions by stockholders, officers, directors, and other bodies necessary to authorize ~~deponent~~the undersigned to execute and file such ~~instrument has~~Application have been taken. The undersigned further states that he is familiar with ~~such~~the instrument~~,~~ and the contents thereof, and that the facts ~~therein~~ set forth therein are true to the best of his or her knowledge, information, and belief.

~~Bluerock Private Real Estate Fund (formerly, Bluerock Total Income+ Real Estate Fund)~~

~~By:~~	~~/s/ Jordan Ruddy~~
~~Name:~~	~~Jordan Ruddy~~
~~Title:~~	~~President~~

FIDUS INVESTMENT CORPORATION

By:	/s/ Edward H. Ross
Name: Edward H. Ross
Title: Authorized Person

FIDUS INVESTMENT ADVISORS, LLC

By:	/s/ Edward H. Ross
Name: Edward H. Ross
Title: Authorized Person

EXISTING WHOLLY-OWNED SUBSIDIARIES

FIDUS MEZZANINE CAPITAL, L.P. FIDUS MEZZANINE CAPITAL II, L.P. FIDUS MEZZANINE CAPITAL III, L.P. FIDUS MEZZANINE CAPITAL IV, L.P. FIC FUNDING, LLC
FIDUS INVESTMENT HOLDINGS, INC.

By:	/s/ Edward H. Ross
Name: Edward H. Ross
Title: Authorized Person

EXISTING AFFILIATED FUNDS FIDUS CREDIT OPPORTUNITIES, L.P. FIDUS EQUITY OPPORTUNITIES FUND, L.P.

By:	/s/ Edward H. Ross
Name: Edward H. Ross
Title: Authorized Person

~~VERIFICATION~~

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock High Income Institutional Credit Fund that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~Bluerock High Income Institutional Credit Fund~~

~~By:~~	~~/s/ Jordan Ruddy~~
~~Name:~~	~~Jordan Ruddy~~
~~Title:~~	~~President~~

~~VERIFICATION~~

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock Fund Advisor, LLC that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~Bluerock Fund Advisor, LLC~~

~~By:~~	~~/s/ Jordan Ruddy~~
~~Name:~~	~~Jordan Ruddy~~
~~Title:~~	~~President~~

~~VERIFICATION~~

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of Bluerock Credit Fund Advisor, LLC that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~Bluerock Credit Fund Advisor, LLC~~

~~By:~~	~~/s/ Jordan Ruddy~~
~~Name:~~	~~Jordan Ruddy~~
~~Title:~~	~~President~~

Exhibit B

~~EXHIBIT A~~

Resolutions of the Board of Directors ~~of Bluerock Private Real Estate Fund (formerly, Bluerock Total~~

~~Income+ Real Estate Fund)~~(the “Board”) of

Fidus Investment Corporation (the “Company”)

~~Approval of Filing Section 17(d) Application for Co-Investment Relief~~

WHEREAS, the Board ~~deems it is advisable and in the best interest of the Fund to file with~~has reviewed the Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (~~the “Commission”) an application for an order~~the “SEC”) pursuant to Sections 17(d) ~~and~~ and 57(i) ~~of~~ of the Investment Company Act of 1940, as amended (~~the “~~the “1940 Act”), and ~~Rule 17d~~Rule 17d-1 ~~promulgated~~ thereunder ~~(the “Application”), to authorize the entering into of~~permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) ~~and~~ and 57(a)(4) ~~of~~ of the 1940 Act and ~~Rule 17d~~Rule 17d-1 ~~promulgated~~ thereunder.; and

WHEREAS, the Board deems it advisable and in the best interest of the Company that the Company file the Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the ~~officers of Bluerock Fund Advisor, LLC and the Fund be, and each of them~~Board shall be, and hereby is, authorized, empowered and directed ~~on behalf of~~, in the ~~Fund and in its~~ name and on behalf of the ~~Fund~~Company, to ~~prepare, execute, and~~ cause to be executed, delivered and filed with the ~~Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~SEC the Exemptive Application, in substantially the form provided to the Board;

FURTHER RESOLVED, that the ~~officers of the Fund be, and each of them~~Authorized Officers (as defined below) shall be, and hereby ~~is~~are, authorized, empowered and directed ~~to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable~~, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Company in order to effectuate the ~~intent of the~~ foregoing ~~resolution; and it is further~~, such determination to be conclusively evidenced by the taking of any such action;

FURTHER RESOLVED, that ~~any and all actions previously taken by the Fund or any of its directors or officers~~all acts and things previously done by the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the ~~actions contemplated by the~~ foregoing resolutions ~~be, and each of them hereby is~~are in all respects authorized, ratified, ~~confirmed,~~ approved, confirmed and adopted ~~in all respects~~ as ~~and for~~ the acts and deeds by and on behalf of the ~~Fund.~~Company; and

~~Resolutions of the Board of Trustees of Bluerock High Income Institutional Credit Fund~~

~~Approval of Filing Section 17(d) Application for Co-Investment Relief~~

~~WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.~~

~~NOW, THEREFORE, BE IT RESOLVED, that the officers of Bluerock Credit Fund Advisor, LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~

FURTHER RESOLVED, that ~~the officers of the Fund be, and each of them~~each of Chief Executive Officer and Chief Financial Officer of the Company (the “Authorized Officers”) be, and hereby is, authorized, empowered and directed to ~~take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further~~certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officer may deem necessary and to identify by such Authorized Officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

~~RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.~~

Schedule A – Existing Wholly-Owned Subsidiaries

Existing Wholly-Owned Subsidiaries of Fidus Investment Corporation

Fidus Mezzanine Capital, L.P.

Fidus Mezzanine Capital II, L.P.

Fidus Mezzanine Capital III, L.P.

Fidus Mezzanine Capital IV, L.P.

FIC Funding, LLC

Fidus Investment Holdings, Inc.

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Schedule B – Existing Affiliated Funds

Existing Affiliated Funds Advised by Fidus Investment Advisors, LLC:

Fidus Credit Opportunities, L.P.

Fidus Equity Opportunities Fund, L.P.

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Exhibit C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications

Identified as Substantially Identical Under Rule 0-5(e)(3)

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